Exhibit 99.(b)(1)

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED BY-LAWS

OF

IVA FIDUCIARY TRUST

Amendment No. 1, dated as of March 6, 2009, to the Amended and Restated By-Laws of IVA Fiduciary Trust (the “Trust”).

Article 1, Section 1.2, of the Amended and Restated By-Laws of the Trust is replaced in its entirety with the following text:

1.2           Principal Office of the Trust.  The principal office of the Trust shall be located in New York, New York.